Exhibit 12.1

Calculation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

	Three Months Ended		For the Year Ended December 31,
	March 31, 2018	March 31, 2017	2017	2016	2015	2014	2013	2012
	(Dollars in thousands)
Including Interest on Deposits:
Earnings:
Net income	$4,054	$2,632	$10,425	$10,694	$10,974	$8,210	$7,012	$7,634
Income tax expense	1,374	1,626	7,791	6,483	6,519	4,684	4,140	4,601
Fixed charges — excluding preferred stock dividends	4,431	2,944	14,202	10,038	7,547	7,565	8,541	9,686

Total earnings before income taxes and fixed charges	$9,859	$7,202	$32,418	$27,215	$25,040	$20,459	$19,693	$21,921

Fixed charges:
Interest expense (including deposits)	$4,423	$2,938	$14,167	$10,014	$7,520	$7,537	$8,513	$9,663
Estimate of interest with in facilities rental (1)	8	6	35	24	27	28	28	23

Total fixed charges	4,431	2,944	14,202	10,038	7,547	7,565	8,541	9,686
Preferred stock dividends (2)	124	126	543	526	746	723	677	720

Total fixed charges and preferred stock dividends	$4,555	$3,070	$14,745	$10,564	$8,293	$8,288	$9,218	$10,406

Ratio of earnings to fixed charges	2.23	2.45	2.28	2.71	3.32	2.70	2.31	2.26
Ratio of earnings to fixed charges and preferred stock	2.16	2.35	2.20	2.58	3.02	2.47	2.14	2.11

Excluding Interest on Deposits:
Earnings:
Net income	$4,054	$2,632	$10,425	$10,694	$10,974	$8,210	$7,012	$7,634
Income tax expense	1,374	1,626	7,791	6,483	6,519	4,684	4,140	4,601
Fixed charges — excluding preferred stock dividends	635	507	2,387	1,843	1,309	1,411	1,858	1,796

Total earnings before income taxes and fixed charges	$6,063	$4,765	$20,603	$19,020	$18,802	$14,305	$13,010	$14,031

Fixed charges:
Interest expense (excluding deposits)	$627	$501	$2,352	$1,819	$1,282	$1,383	$1,830	$1,773
Estimate of interest with in facilities rental (1)	8	6	35	24	27	28	28	23

Total fixed charges	635	507	2,387	1,843	1,309	1,411	1,858	1,796
Preferred stock dividends (2)	124	126	543	526	746	723	677	720

Total fixed charges and preferred stock dividends	$759	$633	$2,930	$2,369	$2,055	$2,134	$2,535	$2,516

Ratio of earnings to fixed charges	9.55	9.40	8.63	10.32	14.36	10.14	7.00	7.81
Ratio of earnings to fixed charges and preferred stock	7.99	7.53	7.03	8.03	9.15	6.70	5.13	5.58

(1)	The portion of rents shown as representative of the interest factor is one-third of the total net operating lease expense
(2)	The preferred stock dividend amounts have been grossed up to compute the pre-tax income equivalent assuming an estimated 35% tax rate (for years 2017 and earlier) and 22% tax rate for 2018